TIOMIN RESOURCES INC.

News Release (TSX: TIO)

Tiomin Explores Brazilian Opportunities, Signs Agreement

Toronto, Canada, July 3rd, 2007: Tiomin Resources Inc. ('Tiomin' or the 'Company') is pleased to announce that it has entered into a mineral exploration and development agreement with Amazônia Mineração Ltda. ('AMZ'), a privately owned Brazilian company.

Under the terms of the agreement, Tiomin earns a minimum 50% vested interest in a mineral sands or base metal project procured by AMZ by spending US$5 million on exploration and development within a four year period. Tiomin can then earn an additional 20% by completing a final feasibility study within a further three years. Upon completion of the final feasibility study, AMZ has the option to either fund its share of continuing expenses, sell its interest to Tiomin on pre-agreed terms or dilute down to a minimum 10% equity interest, which is convertible to a 2% Net Smelter Return.

AMZ is a respected and successful privately owned Brazilian mineral exploration and development company. It is owned and managed by well known Brazilian professionals, and includes internationally renowned Canadian experts as shareholders and directors. AMZ focuses on identifying and advancing high quality mineral projects, bringing in capable partners to jointly develop them to production. Main partnerships include Sertão Mineração, a JV company with Troy Resources of Australia, which acquired and developed the Sertão gold project, producing more than 240,000 ounces gold in the last 4 years. AMZ has strategic alliances with International Nickel Ventures of Canada, Mineração Marina of Brazil, and now Tiomin. Consequently, in the last 3 years, AMZ has become one of the most active exploration groups in Brazil, managing annual budgets of US$5 million to US$7 million, and employing more than 20 geologists.

Mr. Robert Jackson, President and CEO of Tiomin commented "We are delighted to partner with AMZ, which has an extremely experienced team of geologists and technicians in Brazil that fits well with Tiomin. AMZ has a portfolio of interesting mineral sand and base metal opportunities that we will jointly evaluate. We like Brazil for its low political risk and because it is relatively under-explored. It has clearly defined mining laws, an experienced bureaucracy and a supportive government. Given our strong cash position, we are actively seeking opportunities with experienced and well-connected local partners in countries with good geology and manageable political risk. This deal meets those criteria exactly."

For further information please contact:

Jean-Charles Potvin
Executive Chairman
(416)350-3779 Ext. 227

Robert Jackson
President & CEO
(416)350-3779 Ext. 230

Joyce Misoi
Project Coordinator & IR
(416)350-3779 Ext. 233

Visit the company's website at www.tiomin.com

jmisoi@tiomin.com